Oriental Dragon Corporation
No. 48 South Qingshui Road
Laiyang City, Shandong Province 265200
People’s Republic of China

February 21, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: H. Roger Schwall, Assistant Director

Re:	Oriental Dragon Corporation
Request to Withdraw Registration Statement on Form S-1
File No. 333-163278

Dear Mr. Schwall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Oriental Dragon Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-163278), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the sale of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Registration Statement or this letter.

Very truly yours,

Oriental Dragon Corporation

/s/  Zhide Jiang
By: Zhide Jiang
Chief Executive Officer